SNT CLEANING INC.
                  9012 - 100 Street, Westlock, Alberta, T7P 2L4
                  Telephone 780 349 1755 Facsimile 780 349 5414



VIA EDGAR ONLY

November 5, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Michelle Lacko and Amanda McManus

     Re: SNT Cleaning Inc.
         Registration Statement on Form S-1
         Filed July 16, 2008
         File Number: 333-152356

Dear Ms. Lacko and Ms. McManus;

In response to verbal comments relayed to the company on or around November 3, 2008, SNT Cleaning Inc. has made changes to its filing and reposted as Form S-1/A Amendment No. 4. The changes made are detailed in this letter.

1. We have received a comment in regards to rule 415 and have answered this comment by indicating on the registration statement that the securities being registered are pursuant to Rule 415.

2. Under calculation of registration fee, specifically footnote 2, we have removed references to the secured convertible debentures and references to Rule 416(a).

3. We have amended the Undertakings in the registration statement to include undertakings 512(a)(6).

4. Under the heading "result of operations" we have clarified to whom the wages and benefits are paid to and also disclosed that the CEO and director of the company has not to date received a wage, benefits or fees.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Robert Denman
---------------------------
ROBERT DENMAN